Exhibit 1

RECENT DEVELOPMENTS

The information in this section supplements the information about Mexico corresponding to the headings below that is contained in Exhibit D to Mexico’s annual report on Form 18-K, as amended, for the fiscal year ended December 31, 2017 (the 2017 Form 18-K). To the extent that the information included in this section differs from the information set forth in the 2017 Form 18-K, you should rely on the information in this section.

UNITED MEXICAN STATES

Form of Government

The following table provides the distribution of congressional seats reflecting the party affiliations of Mexico’s senators and deputies.

Table No. 1 – Party Representation in Congress(1)

	Senate		Chamber of Deputies
	Seats	% of Total	Seats	% of Total
National Regeneration Movement Party	59	46.1%	256	51.2%
National Action Party	24	18.8%	78	15.6%
Institutional Revolutionary Party	15	11.7%	47	9.4%
Citizen Movement Party	7	5.5%	28	5.6%
Labor Party	6	4.7%	28	5.6%
Ecological Green Party of Mexico	6	4.7%	11	2.2%
Social Encounter Party	5	3.9%	30	6.0%
Democratic Revolution Party	5	3.9%	20	4.0%
Unaffiliated	1	0.8%	2	0.4%

Total	128	100.0%	500	100.0%

Note: Numbers may not total due to rounding.

(1)	As of January 15, 2019. Individual members of Congress may change party affiliations.

Source: Senate and Chamber of Deputies.

Legal and Political Reforms

On November 6, 2018 the Ley Federal de Remuneraciones de los Servidores Públicos (Federal Public Servants Salary Law) went into effect. This law was enacted with the purpose of regulating the salaries, defined broadly, of federal public officials, which subject to certain limitations shall not exceed (i) the salary received by the President or (ii) the salary received by such public official’s hierarchical superior.

On January 2, 2019, the Comisión Federal de Competencia Económica (Federal Economic Competition Commission, or COFECE) filed a constitutional claim against the Federal Public Servants Salary Law before the Suprema Corte de Justicia de la Nación (Supreme Court). COFECE’s claim asserts that the Federal Public Servants Salary Law creates uncertainty about how the salaries of public officials of COFECE, as an autonomous constitutional agency, should be regulated.

In addition to the foregoing action by COFECE, since December 2018 several other legal actions have been pursued to challenge the validity of the Federal Public Servants Salary Law. As of December 7, 2018, the Federal Public Servants Salary Law was been suspended pending a final determination by the Supreme Court.

In December 2018, federal legislators initiated actions challenging the constitutionality of the Ley Orgánica de la Administración Pública Federal (Organic Law of the Federal Public Administration, or LOAPF) enacted on November 11, 2018. The LOAPF: (1) consolidates the Government’s procurement process, which was transferred to the domain of the Ministry of Finance and Public Credit in an effort to prevent and reduce corruption; (2) creates a new Secretaría de Seguridad y Protección Ciudadana (Ministry of Security and Citizen Protection) which will be directly responsible for, among others, public safety services; and (3) establishes federal delegates in each state of Mexico tasked with coordinating the federal social and development programs among the three levels of government, among other things.

Internal Security

On November 15, 2018, the Supreme Court declared the Ley de Seguridad Interior (Interior Security Law), enacted December 21, 2017, unconstitutional. This law was intended to allow the federal armed forces to take control of public safety functions in those states where the President, either on his or her own or by request of the applicable state legislature, has determined and declared that there is a threat to national security.

THE ECONOMY

Gross Domestic Product

The following tables set forth Mexico’s real gross domestic product (GDP) and expenditures, in pesos and in percentage terms, for the periods indicated.

Table No. 2 – Real GDP and Expenditures

(In Billions of Pesos)(1)

	First nine months (annualized)(2)
	2017	2018(3)
GDP	Ps. 17,959.39	Ps. 18,338.89
Add: Imports of goods and services	6,380.93	6,788.71

Total supply of goods and services	24,340.32	25,127.60
Less: Exports of goods and services	6,271.05	6,666.97

Total goods and services available for domestic expenditure	Ps. 18,069.27	Ps. 18,460.62
Allocation of total goods and services:
Private consumption	11,977.08	12,274.14
Public consumption	2,136.53	2,174.45

Total consumption	14,113.61	14,448.58

Total gross fixed investment	3,684.58	3,741.75

Changes in inventory	170.86	175.00

Total domestic expenditures	Ps. 17,969.05	Ps. 18,365.33

Errors and Omissions	100.22	95.29

Note: Numbers may not total due to rounding.

(1)	Constant pesos with purchasing power as of December 31, 2013.
(2)

Annualized. First nine month figures represent the average of the actual first quarter real GDP, the actual second quarter real GDP and the actual third quarter real GDP, which have each been annualized by INEGI for comparison purposes by multiplying by four. First nine month figures are not necessarily indicative of performance for the full fiscal year.

(3)	Preliminary figures.

Source: INEGI.

Table No. 3 – Real GDP and Expenditures

(As a Percentage of Total GDP)(1)

	First nine months (annualized)(2)
	2017	2018(3)
GDP	100.0%	100.0%
Add: Imports of goods and services	35.5	37.0

Total supply of goods and services	135.5	137.0
Less: Exports of goods and services	34.9	36.4

Total goods and services available for domestic expenditures	100.6%	100.7%
Allocation of total goods and services:
Private consumption	66.7%	66.9%
Public consumption	11.9	11.9

Total consumption	78.6	78.8
Total gross fixed investment	20.5	20.4
Changes in inventory	1.0	1.0

Total domestic expenditures	100.1%	100.1%

Errors and Omissions	0.6	0.5

Note: Numbers may not total due to rounding.

(1)	Constant pesos with purchasing power as of December 31, 2013.
(2)

Annualized. First nine month figures represent the average of the actual first quarter real GDP, the actual second quarter real GDP and the actual third quarter real GDP, which have each been annualized by INEGI for comparison purposes by multiplying by four. First nine month figures are not necessarily indicative of performance for the full fiscal year.

(3)	Preliminary figures.

Source: INEGI.

The following tables set forth the composition of Mexico’s real GDP by economic sector and percentage change by economic sector, in pesos and in percentage terms, for the periods indicated.

Table No. 4 – Real GDP by Sector

(In Billions of Pesos)(1)

	First nine months (annualized)(2)
	2017(3)		2018(3)
Primary Activities:
Agriculture, forestry, fishing, hunting and livestock(4)	Ps.	540.4	Ps.	552.5
Secondary Activities:
Mining		961.3		914.4
Utilities		268.5		274.6
Construction		1,270.5		1,290.7
Manufacturing		2,882.6		2,931.9
Tertiary Activities:
Wholesale and retail trade		3,074.5		3,178.2
Transportation and warehousing		1,160.4		1,200.3
Information		495.6		520.8
Finance and insurance		830.2		874.6
Real estate, rental and leasing		2,008.1		2,045.9
Professional, scientific and technical services		353.2		354.2
Management of companies and enterprises		103.3		103.1
Support for Business		627.9		663.6
Education services		676.4		677.3
Healthcare and social assistance		381.2		391.3
Arts, entertainment and recreation		78.4		78.6
Accommodation and food services		409.4		414.5
Other services (except public administration)		358.5		354.3
Public administration		696.3		714.4

Gross value added at basic values		17,177.0		17,535.2
Taxes on products, net of subsidies		782.4		803.7

GDP	Ps.	17,959.4	Ps.	18,338.9

Note: Numbers may not total due to rounding.

(1)	Based on GDP calculated in constant pesos with purchasing power as of December 31, 2013.
(2)

Annualized. First nine month figures represent the average of the actual first quarter real GDP, the actual second quarter real GDP and the actual third quarter real GDP, which have each been annualized by INEGI for comparison purposes by multiplying by four. First nine month figures are not necessarily indicative of performance for the full fiscal year.

(3)	Preliminary figures.
(4)

GDP figures relating to agricultural production set forth in this table and elsewhere herein are based on figures for “agricultural years,” with the definition of the relevant “agricultural year” varying from crop to crop based on the season during which it is grown. Calendar year figures are used for the other components of GDP.

Source: INEGI.

Table No. 5 – Real GDP Growth by Sector

(Percent Change Against Corresponding Period of Prior Year)(1)

	First nine months (annualized)(2)
	2017(3)	2018(3)
GDP (constant 2013 prices)	2.3%	2.1%
Primary Activities:
Agriculture, forestry, fishing, hunting and livestock(4)	3.0%	2.2%
Secondary Activities:
Mining	(8.3)%	(4.9)%
Utilities	(0.4)%	2.3%
Construction	(0.8)%	1.6%
Manufacturing	3.2%	1.7%
Tertiary Activities:
Wholesale and retail trade	3.4%	3.4%
Transportation and warehousing	4.3%	3.4%
Information	9.4%	5.1%
Finance and insurance	6.5%	5.4%
Real estate, rental and leasing	2.0%	1.9%
Professional, scientific and technical services	2.4%	0.3%
Management of companies and enterprises	1.8%	(0.2)%
Administrative support, waste management and remediation services	5.7%	5.7%
Education services	1.0%	0.1%
Healthcare and social assistance	1.5%	2.6%
Arts, entertainment and recreation	1.9%	0.1%
Accommodation and food services	4.1%	1.3%
Other services (except public administration)	(0.3)%	(1.2)%
Public administration	0.6%	2.6%

Note: Numbers may not total due to rounding.

(1)	Based on GDP calculated in constant pesos with purchasing power as of December 31, 2013.
(2)

Annualized. First nine month figures represent the average of the actual first quarter real GDP, the actual second quarter real GDP and the actual third quarter real GDP, which have each been annualized by INEGI for comparison purposes by multiplying by four. First nine month figures are not necessarily indicative of performance for the full fiscal year.

(3)	Preliminary figures.
(4)

GDP figures relating to agricultural production set forth in this table and elsewhere herein are based on figures for “agricultural years,” with the definition of the relevant “agricultural year” varying from crop to crop based on the season during which it is grown. Calendar year figures are used for the other components of GDP.

Source: INEGI.

According to preliminary figures, Mexico’s GDP increased by 2.1% in real terms during the first nine months of 2018 compared to the same period of 2017. This reflects slower growth, as compared to an increase of 2.3% in the first nine months of 2017, due to a decrease in oil exports, directly resulting from lower oil platform production, decreased spending in the construction sector and decreased investment in machinery and equipment.

Employment and Labor

On December 20, 2018, President López Obrador, along with authorities of the Secretaría del Trabajo y Previsión Social (Ministry of Labor) and the Comisión Nacional de los Salarios Mínimos (National Minimum Wage Commission), announced a new policy for determining the minimum wage. Under the new policy, Mexico will have two minimum wages: one rate applicable to municipalities located on the border with the United States, which were included in a newly created Northern Border Free Trade Zone, and a different rate applicable to the rest of Mexico.

Along with the new policy, the National Minimum Wage Commission announced the following new minimum wages, which have been in effect since January 1, 2019: Ps. 176.72 per day for municipalities in the Northern Border Free Trade Zone, a 100% increase from the minimum wage of Ps. 88.36 per day in effect prior to January 1, 2019, and Ps. 102.68 per day for the rest of Mexico, a 16.2% increase from the prior minimum wage.

Principal Sectors of the Economy

Manufacturing

According to Banco de México’s quarterly report for July-September 2018, during the first nine months of 2018 manufacturing production continued to show positive performance. In particular, both the transportation equipment subsector and the non-transportation equipment manufacturing sector increased production. This improvement was offset by a decrease in the production of petroleum and coal products as described under “—Petroleum and Petrochemicals.”

The following table shows the value of industrial manufacturing output in billions of constant 2013 pesos and the percentage of total output accounted for by each manufacturing sector for the periods indicated.

Table No. 6 – Industrial Manufacturing Output by Sector

(In Billions of Pesos and Percent Change Against Corresponding Period of Prior Year)(1)

	First nine months
	2017(2)			2018(2)
Food	Ps.	643.6	2.0%	Ps.	657.8	2.2%
Beverage and tobacco products		159.4	1.9%		169.8	6.5%
Textile mills		26.3	(1.0)%		26.7	1.8%
Textile product mills		12.7	(12.9)%		13.6	6.4%
Apparel		58.9	1.1%		59.0	0.2%
Leather and allied products		23.0	(1.3)%		22.7	(1.4)%
Wood products		26.2	6.7%		25.5	(2.6)%
Paper		51.4	2.4%		51.8	0.8%
Printing and related support activities		18.0	(3.1)%		19.5	8.2%
Petroleum and coal products		52.5	(16.6)%		42.3	(19.3)%
Chemicals		249.2	(1.6)%		246.4	(1.1)%
Plastics and rubber products		78.4	3.3%		78.5	0.1%
Nonmetallic mineral products		73.9	1.9%		75.2	1.8%
Primary metals		190.1	2.2%		189.4	(0.4)%
Fabricated metal products		100.0	1.6%		102.4	2.4%
Machinery		128.2	8.3%		129.9	1.3%
Computers and electronic products		242.7	7.9%		251.5	3.6%
Electrical equipment, appliances and components		89.6	2.5%		90.5	1.1%
Transportation equipment		565.4	9.0%		586.4	3.7%
Furniture and related products		28.8	(5.7)%		30.3	5.2%
Miscellaneous		64.4	5.7%		62.8	(2.5)%

Total expansion/contraction	Ps.	2,882.6	3.2%	Ps.	2,931.9	1.7%

(1)	Constant pesos with purchasing power as of December 31, 2013. Percent change reflects differential in constant 2013 pesos.
(2)	Preliminary figures.

Source: INEGI.

Petroleum and Petrochemicals

During the third quarter of 2018, overall petroleum and coal product production experienced a 3.5% decrease as compared to the same period of 2017. In particular, crude oil production experienced a 3.0% decrease. Production of light crude oil decreased 15.0% primarily due to advanced water-oil contact in one of Petróleos Mexicanos’s (PEMEX) oil fields beginning in February 2018 and a natural decline in production due to depletion. The production of extra light crude oil also decreased, primarily due to a natural decline in production and an increase in water flow of wells in several of PEMEX’s oil fields. In contrast, heavy crude oil production increased by 6.5% due to sustained production in some of PEMEX’s oil fields. The continued use of electric submersible pumping in wells contributed to this increase.

Transportation and Communications

In November and December 2018, the new Mexican administration announced policy changes related to the Nuevo Aeropuerto Internacional de la Ciudad de México (NAICM), a new airport in the Mexico City metropolitan area that would have replaced the Mexico City International Airport currently in operation. In connection with these announcements, in December 2018 the Mexico City Airport Trust (MEXCAT) purchased for cash U.S.$1.8 billion of its U.S.$6 billion of notes issued in the international markets and, with the consent of holders, amended the indentures governing the Notes and other related agreements, which will provide flexibility in the event of any further policy changes by the new administration. The amendments generally removed all covenants and events of default relating to the proposed NAICM at Texcoco.

FINANCIAL SYSTEM

Monetary Policy, Inflation and Interest Rates

Money Supply and Financial Savings

The following table shows Mexico’s M1 and M4 money supply aggregates at each of the dates indicated. The methodology for the calculation of Mexico’s M1 and M4 money supply is discussed in “Financial System—Monetary Policy, Inflation and Interest Rates—Money Supply and Financial Savings” in the 2017 Form 18-K.

Table No. 7 – Money Supply

	September 30,
	2017		2018(1)
	(in millions of nominal pesos)
M1:
Bills and coins	Ps.	1,226,669	Ps.	1,366,831
Checking deposits
In domestic currency		1,445,472		1,598,558
In foreign currency		516,858		477,981
Interest-bearing peso deposits		651,446		694,479
Savings and loan deposits		18,974		21,279

Total M1	Ps.	3,859,420	Ps.	4,159,127

M4	Ps.	11,355,097	Ps.	12,031,165

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.

Inflation

The following table shows, in percentage terms, the changes in price indices for the periods indicated.

Table No. 8 – Rates of Change in Price Indices

	National Consumer Price Index(1)(2)	National Producer Price Index(1)(3)(4)(5)
2016	3.4	8.5
2017	6.8	4.7
2018:
January	5.6	3.4
February	5.3	3.2
March	5.0	3.6
April	4.6	4.0
May	4.5	5.4
June	4.7	7.0
July	4.8	6.5
August	4.9	6.4
September	5.0	6.9
October	4.9	6.3
November	4.7	6.5
December	4.8	6.4

(1)	For annual figures, changes in price indices are calculated each December.
(2)	National Consumer Price Index uses the second half of July 2018 as a base date.
(3)	National Producer Price Index figures represent the changes in the prices for basic merchandise and services (excluding oil prices). The index is based on a methodology implemented in June 2012.
(4)	July, August, September, October, November and December 2018 figures are preliminary.
(5)	National Producer Price Index uses June 2012 as a base date.

Sources: INEGI; Ministry of Labor.

Interest Rates

The following table sets forth the average interest rates per annum on 28-day and 91-day interest rate on Certificados de la Tesorería de la Federación (Federal Treasury Certificates, or Cetes), the costo porcentual promedio (the average weighted cost of term deposits for commercial banks, or CPP) and the 28-day and 91-day tasa de interés interbancaria de equilibrio (the equilibrium interbank interest rate, or TIIE) for the periods indicated.

Table No. 9 – Average Cetes, CPP and TIIE Rates

	28-Day Cetes	91-Day Cetes	CPP	28-Day TIIE	91-Day TIIE
2016:
January-June	3.6	3.8	2.4	3.9	4.0
July-December	4.7	4.9	2.9	5.0	5.1
2017:
January-June	6.4	6.6	4.0	6.7	6.8
July-December	7.0	7.1	4.5	7.4	7.4
2018:
January-June	7.5	7.6	5.0	7.8	7.9
July-December	7.8	8.0	5.4	8.2	8.2

Source: Banco de México.

On January 17, 2019, the 28-day Cetes rate was 7.9% and the 91-day Cetes rate was 8.2%.

Consistent with its policy to prevent second round effects on inflation and to anchor medium- and long-term inflation expectations, Banco de México increased the target for the Tasa de Interés Interbancaria (overnight interbank funding rate) by 25 basis points in its December 20, 2018 decision, reaching a level of 8.25% as of December 20, 2018 compared to 7.25% as of December 31, 2017. Banco de México announced that the decision to increase the target rate was motivated in response to the environment of uncertainty faced by the Mexican economy as well as an upward trend in the balance of short- and long-term risks for inflation, with several risks having materialized, including the risk of escalation of disputes over trade, the volatility in oil prices and peso exchange rates, the new minimum wage policy and accompanying minimum wage increases and a tightening of global financial conditions.

Exchange Controls and Foreign Exchange Rates

Foreign Exchange Policy

The following table sets forth, for the periods indicated, the daily peso/dollar exchange rates published by Banco de México for the payment of obligations denominated in dollars and payable in pesos within Mexico.

Table No. 10 – Exchange Rates

	Representative Market Rate
	End-of-Period	Average
2016	20.6194	18.6908
2017	19.6629	18.9197
2018
January	18.6069	18.9074
February	18.8331	18.6449
March	18.2709	18.6308
April	18.7878	18.3872
May	19.9759	19.5910
June	19.6912	20.3032
July	18.6457	19.0095
August	19.1792	18.8575
September	18.7231	19.0154
October	20.3177	19.1859
November	20.3455	20.2612
December	19.6512	20.1112

Source: Banco de México.

On January 15, 2019, the peso/dollar exchange rate closed at Ps. 19.0457 = U.S.$1.00, a 3.5% depreciation in dollar terms as compared to the rate on December 29, 2017. The peso/dollar exchange rate published by Banco de México on January 15, 2019 (which took effect on the second business day thereafter) was Ps. 19.0090 = U.S.$1.00.

Securities Markets

On January 14, 2019, the Índice de Precios y Cotizaciones (Stock Market Index, or the IPC), which is calculated based on a group of the thirty-five most actively traded shares, stood at 43,398 points, representing a 12.1% decrease from the level at December 29, 2017.

FOREIGN TRADE AND BALANCE OF PAYMENTS

Foreign Trade

Foreign Trade Agreements

On November 30, 2018, the presidents of Mexico, the United States and Canada signed the United States Mexico Canada Agreement (USMCA). The final text of the USMCA has been delivered to the Mexican Senate for analysis and approval. It is also subject to the implementation procedures under Canadian and U.S. law. There is still uncertainty about when the USMCA will take effect, and Mexico cannot assess the impact of the USMCA on particular industries or government policies and the changes to international trade that may result.

Balance of Payments and International Reserves

The following table sets forth Mexico’s balance of payments for the periods indicated:

Table No. 11 – Balance of Payments

	First nine months
	2017		2018(1)
	(in millions of U.S. dollars)
Current account(2)	U.S.$	(17,151)	U.S.$	(17,020)
Credits		349,767		388,886
Merchandise exports (f.o.b.)		299,513		333,423
Non-factor services		19,992		21,565
Transport		1,373		1,593
Tourism		15,938		16,656
Insurance and pensions		2,254		2,702
Financial Services		189		1,055
Others		239		245
Primary Income		7,782		9,006
Secondary Income		22,480		24,892
Debits		366,917		405,907
Merchandise imports (f.o.b.)		308,629		343,771
Non-factor services		27,956		28,440
Transport		10,858		11,564
Tourism		7,695		8,194
Insurance and pensions		4,063		3,896
Financial Services		1,603		1,870
Others		3,737		2,916
Primary Income		29,657		32,890
Secondary Income		674		805
Capital account		(55)		(52)
Credit		194		199
Debit		249		251
Financial account		(15,572)		(24,278)
Direct investment		(23,736)		(19,064)
Portfolio investment		(5,732)		(9,743)
Financial derivatives		4,150		926
Other investment		14,798		1,387
Reserve assets		(5,051)		2,217
International Reserves		(3,136)		1,590
Valuation Adjustment		1,915		(627)
Errors and omissions		1,633		(7,205)

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)

Current account figures are calculated according to a methodology developed to conform to new international standards under which merchandise exports and merchandise imports include the in-bond industry.

Source: Banco de México.

In the first nine months of 2018, Mexico’s current account registered a deficit of 1.9% of GDP, or U.S.$17,020 million. The decrease in the current account deficit, as compared to the same period of 2017, was principally due to a combined deficit in the balance of goods and services of U.S.$8,503 million and a deficit of U.S.$4,821 million in primary income offset by a surplus in the balance of secondary income of U.S.$8,242 million.

International Reserves and Assets

The following table sets forth Banco de México’s international reserves and net international assets at the end of each period indicated.

Table No. 12 – International Reserves and Net International Assets(1)

	End-of-Period International Reserves(2)(3)		End-of-Period Net International Assets
	(in millions of U.S dollars)
2016	U.S.$	176,542	U.S.$	178,057
2017		172,802		175,479
2018(4)
January		173,195		178,704
February		172,910		177,307
March		173,232		177,629
April		173,068		176,624
May		173,118		177,819
June		173,211		178,037
July		173,238		176,674
August		173,606		176,534
September		173,566		177,068
October		173,582		176,008
November		173,775		176,606
December		174,609		176,096

(1)

“Net international assets” are defined as: (a) gross international reserves, plus (b) assets with maturities greater than six months derived from credit agreements with central banks, less (x) liabilities outstanding to the International Monetary Fund (IMF) and (y) liabilities with maturities of less than six months derived from credit agreements with central banks.

(2)	Includes gold, Special Drawing Rights (international reserve assets created by the IMF) and foreign exchange holdings.
(3)	“International reserves” are equivalent to: (a) gross international reserves, minus (b) international liabilities of Banco de México with maturities of less than six months.
(4)	Preliminary figures.

Source: Banco de México.

PUBLIC FINANCE

The Budget

On December 15, 2018, the Ministry of Finance and Public Credit submitted to Congress (i) the proposed Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2019 (Federal Revenue Law for 2019, or the 2019 Revenue Law) and (ii) the proposed Presupuesto de Egresos de la Federación para el Ejercicio Fiscal de 2019 (Federal Expenditure Budget for 2019, or the 2019 Expenditure Budget, and together with the 2019 Revenue Law, the 2019 Budget). The 2019 Revenue Law was approved by the Senate on December 20, 2018 and was published in the Official Gazette on December 28, 2018. The 2019 Expenditure Budget was approved by the Chamber of Deputies on December 23, 2018 and was published in the Official Gazette on December 28, 2018.

Selected estimated budget expenditures and preliminary results are set forth in the table below.

Table No. 13 – Budgetary Expenditures; 2018 and 2019 Expenditure Budgets

(In Billions of Pesos)

	Actual
	2017		First nine months of 2017	First nine months of 2018(1)	2018 Budget(2)	2019 Budget(2)
Health	Ps.	130.6	Ps. 105.8	Ps. 89.5	Ps. 122.6	Ps. 123.2
Education		297.9	212.4	225.8	281.0	300.1
Housing and community development		18.3	12.2	20.0	16.8	18.8
Government debt servicing		409.9	260.4	299.3	473.1	543.0
CFE and PEMEX debt servicing		123.2	98.7	122.2	136.2	154.8
PEMEX		101.1	81.9	102.5	110.8	125.1
CFE		22.1	16.9	19.7	25.4	29.6

(1)	Preliminary figures.
(2)

Figures for the 2018 Budget, as published in the Official Gazette on November 29, 2017, and the 2019 Budget, as published in the Official Gazette on December 28, 2018, represent budgetary estimates based on the economic assumptions contained in the General Economic Policy Guidelines and in the Economic Program for 2018 and the General Economic Policy Guidelines and in the Economic Program for 2019, respectively. These figures do not reflect actual results for the year or updated estimates of Mexico’s 2018 and 2019 economic results.

Source: Ministry of Finance and Public Credit.

The table below sets forth the budgetary results for the periods indicated. It also sets forth certain assumptions and targets from Mexico’s 2018 Budget and 2019 Budget.

Table No. 14 – Budgetary Results; 2018 and 2019 Budget Assumptions and Targets

Actual
2017 (1)	First nine months of 2017(1)	First nine months of 2018(1)	2018 Budget(2)	2019 Budget(2)
Real GDP growth (%)(3)	2.1	2.3%	2.1%	2.0-3.0%	1.5-25
Increase in the national consumer price index (%)	6.8%	6.4%	5.0%	3.0%	3.4
Average export price of Mexican crude oil mix (U.S.$/barrel)	46.7	3	44.3	6	61.8	5	48.5	0(4)	55.00	(4)
Average exchange rate (Ps./$1.00)	18.9	18.9	19.0	18.1	20.0
Average rate on 28-day Cetes (%)	6.7%	6.6%	7.5%	7.0%	8.3
Public sector balance as % of GDP	(1.1)%	0.3%	(1.3)%	0.0%	0.0
Primary balance as % of GDP(5)	1.4%	2.0%	0.5%	0.9%	1.0
Current account deficit as % of GDP	(1.7)%	(2.1)%	(1.9)%	(1.8)%	(2.2)

(1)	Preliminary figures.
(2)

Figures for the 2018 Budget, as published in the Official Gazette on November 29, 2017, and the 2019 Budget, as published in the Official Gazette on December 28, 2018, represent budgetary estimates based on the economic assumptions contained in the General Economic Policy Guidelines and in the Economic Program for 2018 and the General Economic Policy Guidelines and in the Economic Program for 2019, respectively. These figures do not reflect actual results for the year or updated estimates of Mexico’s 2018 and 2019 economic results.

(3)	Percent change against corresponding period of prior year.
(4)

The Government entered into hedging agreements to mitigate the effects of a change in oil prices with respect to the level that was assumed in the 2018 Revenue Law and the 2019 Revenue Law. Therefore, the approved expenditures level for 2018 and 2019 should not be affected if the weighted average price of crude oil exported by PEMEX for such year falls below the price assumed in the 2018 Budget or 2019 Budget, as applicable.

(5)

Includes the effect of expenditures related to the issuance of bonds pursuant to reforms to the Ley del Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado (Law of the Institute for Social Security and Social Services of Government Workers, or ISSSTE Law) and the recognition as public sector debt of certain long-term infrastructure-related projects (PIDIREGAS) obligations.

Source: Ministry of Finance and Public Credit.

Revenues and Expenditures

The following table presents the composition of public sector budgetary revenues for the periods indicated in billions of pesos.

Table No. 15 – Public Sector Budgetary Revenues

(In Billions of Pesos)(1)

	Actual
	2017	First nine months of 2017	First nine months of 2018(2)	2018 Budget(3)	2019 Budget(3)
Budgetary revenues	Ps. 4,947.6	Ps. 3,771.4	Ps. 3,789.8	Ps. 4,778.3	Ps. 5,298.2
Federal Government	3,838.1	2,986.4	2,909.2	3,584.9	3,952.4
Taxes	2,849.5	2,177.2	2,299.6	2,957.5	3,311.4
Income tax	1,573.8	1,185.5	1,257.4	1,566.2	1,752.5
Value-added tax	816.0	637.6	702.9	876.9	995.2
Excise taxes	367.8	282.4	250.4	421.8	437.9
Import duties	52.3	38.5	46.5	47.3	70.3
Tax on the exploration and exploitation of hydrocarbons	4.3	3.2	4.0	4.7	4.5
Export duties	0.0	0.0	0.0	0.0	0.0
Other	35.2	29.9	38.5	40.5	51.0
Non-tax revenue	988.5	809.2	609.6	627.4	641.0
Fees and tolls	61.3	51.9	53.4	46.4	46.3
Transfers from the Mexican Petroleum Fund for Stabilization and Development	442.9	335.3	405.4	456.8	520.7
Contributions	7.8	5.6	7.8	6.4	6.8
Fines and surcharges	476.5	416.5	142.9	117.8	67.2
Other	0.1	0.0	0.1	0.0	0.0
Public enterprises and agencies	1,109.5	785.1	880.6	1,193.4	1,345.8
PEMEX	389.8	255.0	308.0	423.3	524.3
Others	719.7	530.0	572.7	770.0	821.5

Note: Numbers may not total due to rounding.

(1)	Current pesos.
(2)	Preliminary figures.
(3)

Figures for the 2018 Budget, as published in the Official Gazette on November 29, 2017, and the 2019 Budget, as published in the Official Gazette on December 28, 2018, represent budgetary estimates based on the economic assumptions contained in the General Economic Policy Guidelines and in the Economic Program for 2018 and the General Economic Policy Guidelines and in the Economic Program for 2019, respectively. These figures do not reflect actual results for the year or updated estimates of Mexico’s 2018 and 2019 economic results.

Source: Ministry of Finance and Public Credit.